Exhibit 99.1

Vermilion Energy Inc. Acquires Common Shares and Warrants of Coelacanth Energy Inc.

CALGARY, AB, Nov. 16, 2023 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX: VET) (NYSE: VET) announces that it has filed an early warning report (the "Early Warning Report") in respect of its holdings in Coelacanth Energy Inc. ("Coelacanth").

Vermilion has acquired ownership of, or control and direction over, additional common shares ("Common Shares") of Coelacanth in an amount equal to more than 2% of the issued and outstanding Common Shares, thereby triggering the requirement to file an early warning report, as a result of the following transactions (collectively, the "Transactions"):

(a) from October 4, 2022 to October 23, 2023, Vermilion acquired an aggregate of 5,828,099 Common Shares through its automatic share purchase plan ("ASPP") through the facilities of the TSX Venture Exchange (the "TSXV") at prices ranging from $0.66 to $0.85 per Common Share for an aggregate purchase price of approximately $4,533,142;

(b) on June 30, 2023, Vermilion acquired 734,000 Common Shares through the facilities of the TSXV at a price of $0.72 per Common Share for a purchase price of $528,480;

(c) on October 27, 2023, Vermilion acquired 777,910 Common Shares through the facilities of the TSXV at a price of $0.80 per Common Share for a purchase price of $622,328; and

(d) on November 15, 2023, Vermilion acquired 21,000,000 Common Shares and 7,000,000 Common Share purchase warrants ("Warrants") pursuant to a public offering of units of Coelacanth ("Units") by way of a preliminary short form prospectus dated October 27, 2023 and a final short form prospectus dated November 3, 2023 at a price of $0.80 per Unit for a purchase price of $16,800,000.

Prior to the Transactions, Vermilion had ownership of, or control and direction over, an aggregate of 69,342,595 Common Shares, representing approximately 16.3% of the issued and outstanding Common Shares. Following the Transactions, Vermilion now has ownership of, or control and direction over, an aggregate of 97,682,604 Common Shares, representing approximately 18.55% of the issued and outstanding Common Shares (and 104,682,604 Common Shares, assuming exercise of the Warrants, representing approximately 19.62% of the issued and outstanding Common Shares on a partially diluted basis).

The Common Shares were acquired for investment purposes. The Common Shares acquired through the ASPP were acquired in accordance with the terms thereof. Vermilion previously entered into the ASPP with a designated broker in order to mitigate the impact of dilution caused by the exercise, from time to time, of convertible securities of Coelacanth and/or to increase Vermilion's overall ownership position in Coelacanth. Vermilion may continue to acquire additional Common Shares pursuant to the ASPP until its expiry on November 27, 2023. Subject to applicable law and compliance with the terms of the ASPP, Vermilion will continue to review its holdings of Coelacanth's securities, and depending on market conditions, general economic conditions and industry conditions, Coelacanth's business and financial condition and prospects and/or other relevant factors, may increase or decrease its investment in the securities of Coelacanth.

This news release is being issued in accordance with National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues in connection with the filing of the Early Warning Report. The Early Warning Report has been filed under Coelacanth's profile on SEDAR+ and can be viewed at www.sedarplus.ca.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional and unconventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2023/16/c1137.html

%CIK: 0001293135

For further information: Dion Hatcher, President; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 08:00e 16-NOV-23